Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

Commission File No.: 000-50998

Company Meeting July 23, 2007

Forward-Looking Statements
This communication contains “forward-looking statements” about ev3 and
FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and
FoxHollow, including the potential accretion of the transaction to ev3, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and
other statements identified by words such as “anticipate,” “believe,” “plan,”
“estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow.  Actual results may differ materially from the results anticipated in these forward-looking statements.

Forward-Looking Statements
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement:  general business and economic conditions;
the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors.  Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form
10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on
Form 10-Q for the quarter ended April 1, 2007 and FoxHollow’s Quarterly
Report on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov.  The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Special Announcement “FoxHollow and ev3 to Merge in Transaction Creating a Global Leader in Endovascular Device Market”

Who is ev3?
•
ev3 is a global medical device
company focused on catheter-
based and endovascular
technologies
– Two main therapeutic areas: Cardio-
peripheral and Neurovascular
– 60% of revenue from the US and
40% international
– 60% of revenue from Cardio-
peripheral products and 40%
neurovascular
– Headquartered in Plymouth, MN with
operations in Irvine, CA and Paris,
France
Carotid
Renals
Iliac
Tibial/
Lower Leg
SFA

Why Merge?
•
Creates one of the leading vascular disease
companies in the world
– Accelerates our growth and enhances our market position
– Establishes one of the largest U.S. distribution footprints in the endovascular marketplace
– Creates one of the broadest, most technologically advanced product offerings in treating vascular disease
– FoxHollow will be able to utilize ev3’s strong presence and sales infrastructure internationally
• Presence in over 60 countries

Why Merge?
•
Enriches Our Product Portfolio To Better Meet
Patient Needs
Best-in-Class Solutions
For Peripheral Vascular
Disease
Stents
Everflex
Everflex Long
Nanoflex*
Primus
Protégé Rx
Protégé Biggs
PTA
.014
.018
.035
Longs and large diameters
Atherectomy
SilverHawk Plaque Excision System
RockHawk
NightHawk
Embolic Protection
SpiderFX
Procedure Support / Other
Wires
Snares
Infusion catheters
Thrombectomy
Rinspirator Removal System
* Pending 510(k) approval

Why Merge?
•
Enhances Revenue Growth
– Combined 2008 net sales expected to be between
$585-$615M
• Combined sales force with broader offering
• Greater international depth and reach
• Focused and expanded research and clinical development
– Merck relationship remains intact
– Greater resources to maximize product development and
innovation

What are the Terms of the Merger?
• FoxHollow stockholders will receive 1.45 shares of ev3 common stock plus $2.75 in cash for each share of FoxHollow common stock they own, with all-cash or all-stock election, subject to proration to preserve overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all outstanding FoxHollow shares in the aggregate
• Total consideration of approximately $780 million
– based on July 20, 2007 closing stock prices
• Premium of >20% to the 30-day average trading price for FoxHollow’s shares
• Upon completion of the transaction:
– FoxHollow stockholders would own ~41% of combined company
– ev3 stockholders would own ~59% of the combined company

Combined Company Leadership
• At transaction close, the new leadership will be:
– Jim Corbett, Chairman of Board and CEO
– John Simpson, Vice Chairman of Board & Chief Scientist
– Combined Company’s Board of Directors will be comprised of
• 10 members,
– 6 nominated by ev3
– 4 nominated by FoxHollow
• Combined company’s headquarters in Plymouth, MN,
with divisions in Irvine and Redwood City, CA, and Paris,
France

What Does This Mean for You?
• Additional career development and advancement
opportunities stem from being part of a larger company
• Fair and balanced approach to elimination of
redundancies
• Both FoxHollow and ev3 are committed to providing a
competitive compensation and benefits package that
will allow us to continue to attract and retain great talent
• Information and decision timeline will be provided soon

Timing and Next Steps
• Merger anticipated to close in 4Q 07
• Business as Usual
– Continue to focus on achieving our goals and serve our
customers with the same quality and commitment that they’ve
expect from FoxHollow
• Integration Planning Team
– Will work to address how we can best utilize each other’s
strengths and bring our companies together
– Led by:
• Duke Rohlen, President of Strategic Operations at FoxHollow
• Stacy Enxing-Seng, President of ev3’s Cardio-Peripheral group

More Questions? questions@foxhollowtech.com

Important Additional Information for
Investors and Stockholders
This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow.  In connection with the proposed transaction, ev3 intends to file with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the
SEC other documents regarding the proposed transaction.  The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow.  INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE
URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR
SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY
BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW
AND THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov.  Free copies of the registration statement and the information/proxy statement-prospectus (when available)
and other documents filed with the SEC can also be obtained by directing a request to ev3,  Attention: Investor Relations
Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow,  Attention: Investor Relations Dept., telephone (650)
421-8449, or at investorrelations@foxhollowtech.com.  In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at
www.foxhollowtech.com.
ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction.  Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the
SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for
FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007.  If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.